

Mail Stop 3561

October 12, 2016

Vladislav Gasnikov
Chief Executive Officer
Alliance Freight Lines, Inc.
2195 Arthur Avenue
Elk Grove Village, Illinois 60007

> **Re:** **Alliance Freight Lines, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 13, 2016**
> **File No. 024-10578**

Dear Mr. Gasnikov:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

General

1. We note your response to prior comment 1 regarding the proposed merger with or acquisition of VLAD. Please tell us whether you believe that such transaction is probable. Refer to Rule 8-04 of Regulation S-X and Part F/S (b)(7)(iii) of Form 1-A.

2. We note that the Form of Conversion Note provides that the Maker shall have the right to cause the Holder to convert the Note into "any security convertible into Common Stock of the Maker." If you retain such provision in the Note, please tell us your basis for including this conversion feature in a convertible note offering under Regulation A. Please refer to the Note to Rule 251(a) of Regulation A.

<u>Offering Circular</u>

3. Please revise to clarify, if true, that you are seeking qualification of the convertible notes as well as the common stock underlying the convertible notes. In that regard, the revised language on the cover page suggests that you are only seeking qualification of the common stock.

<u>Summary of Information in Offering Circular, page 5</u>

4. We note your response to prior comments 3 and 4, and your disclosure that Alliance is "not certain" that the proposed merger with and/or acquisition of VLAD will be consummated. We also note your disclosure that you have entered into a letter of intent with VLAD, and that you have removed the disclosure that Alliance was established to execute a merger with VLAD. Please revise your offering circular to disclose the following:

   • whether you intend to enter into a merger with or acquisition of VLAD, and the status of such proposed transaction;

   • the terms of the letter of intent with VLAD, including any consideration to be paid;

   • the information required by Item 13 with respect to the interest of management and others in such currently proposed transaction; and

   • the considerations that the issuer will take in determining whether to engage in the merger or acquisition with VLAD. In that regard, it does not appear to be a transaction with an unaffiliated third party, as we note your disclosure that your chief executive officer is a founder of VLAD.

5. We note your revised disclosure that the "strike price" at which the company may convert the notes into shares of the Company's common stock is $4. Please revise to clarify "strike price" in this context, and to clarify whether an investor will be required to pay any consideration to the issuer in connection with such conversion.

6. We note your response to our prior comment 2 and reissue in part. Please reconcile your disclosure on page 8 that the offering will terminate upon the earlier of the sale of the maximum subscription amount, six months from the effective date of the offering, or a date determined by your management, with your disclosure on page 22 that the offering may last for up to 365 days.

Use of Proceeds to Issuer, page 23

7. We note your response to our prior comment 7 and reissue in part. Please disclose the approximate amount of net proceeds for each principal purpose identified in the category "Operation Expenses" in the use of proceeds section on page 23 as required by Item 6 of Form 1-A. Please also disclose the nature of the referenced "infrastructure costs."

8. Please revise to provide the following additional information with respect to your use of proceeds:

   • If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds and whether such funds are firm or contingent. See Instruction 5 to Item 6.

   • If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. See Instruction 7 to Item 6.

   Please also refer to Instruction 4 to Item 6 regarding consistency between the use of proceeds and plan of operations.

9. We note your disclosure that the proceeds from this offering "will be used for working capital and post-merger…expansion because the interests of the management of Alliance and VLAD are the same." Please revise to clarify how the interests of the management of Alliance and VLAD are the same, and how this impacts the use of proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

10. Please describe your plan of operations for the next twelve months following the commencement of the proposed offering. See Item 9(c).

Index to Exhibits, page 48

11. Please file your letter of intent regarding the VLAD acquisition. Refer to our prior comment 4.

12. Please ensure that your exhibits are consistent with your disclosure in your offering circular. For example, the fixed conversion rate for the notes that you describe in your offering circular is not reflected in the Form of Conversion Note filed as Exhibit 1A-4. Similarly, the subscription agreement filed as an exhibit provides for the purchase of common shares.

Exhibit 1A-12

13. We reissue prior comment 10. Please file a revised legal opinion that addresses whether the common stock will when sold, be legally issued, fully paid and non-assessable. Please also ensure that the scope of the opinion as to legality of the notes and the common stock is not limited to Section 122 of Title 8 of the Delaware General Corporation Law.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc:	Andy Altahawi